AVINO SILVER & GOLD MINES
Form 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Fiscal Year Ended Jan 31, 2004

The following discussion and analysis of the operations, results, and financial position of the Company for the fiscal year ended January 31, 2004 should be read in conjunction with the January 31, 2004 Audited Financial Statements and the related Notes. The effective date of this report is June 18, 2004.

Forward Looking Statements

Except for historical information, the Management’s Discussion and Analysis (“MD&A”) may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Overview

The Company’s principal business activities are the exploration and development of mineral properties. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company’s interest in the underlying mineral claims and leases and upon future profitable production or sufficient proceeds from the disposition of its mineral properties. The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the Company as having favorable exploration potential. Interests in such properties are acquired in various ways. In some cases, the Company, through its own efforts, stake mineral claims or acquires exploration permits. In other cases the Company acquires interest in mineral properties from third parties. An acquisition from a third party is typically made by way of an option agreement, which requires the Company to make specific option payments and to incur a specified amount of property. Most incurred the specified exploration expenditures, the parties will enter into a joint venture requiring each party to contribute towards future exploration and development costs, based on its percentage interest in the property, or suffer dilution of its interest.

The Company advances its projects to varying degrees by prospecting, mapping, geophysics and drilling. Once a property is determined to have limited exploration potential, the property is abandoned or sold. In cases where exploration work on the property reaches a stage where the expense and risk of further exploration and development are too high, the Company may seek a third party to earn an interest by furthering the development. Optioning a property to a third party allows the Company to retain an interest in further exploration and development while limiting its obligation to commit large amount of capital to any one project.

The mineral exploration business is high risk and most exploration projects will not become mines.

6

Current Operations

The Company holds mineral claims in the Yukon and several mineral claims in British Columbia, Canada. The Company also holds a 49% equity interest in Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico (the "Avino Mine").

In the Yukon, the Company holds 100% interest in 14 quartz leases known as the Eagle property located in the Mayo Mining Division. In British Columbia the Company has three separate mineral properties all of which are located in the Lillooet Mining Division and are 100% owned as follows:: the Aumax property consists of 6 Crown granted mineral claims; the Minto propery consists of 8 crown granted mineral claims and 9 reverted Crown granted mineral claims; and the Olympic-Kelvin property consisting of 20 reverted Crown granted minerals claims, on located mineral claim and three fractions.

The Company’s 49% interest in Cia Minera consists of several mineral claims and leases and includes a silver mine The Mine operated from 1976 to 2001, producing about 497 tons of silver, 3 tons of gold, and 11,000 tons of copper. Depressed silver prices during the period 2000-01 led to the suspension of mine operations at the end of 2001. Since 2001, the mine plant and equipment have been on care and maintenance.

Year in Review

Cia Minera

The company has been in the process of negotiating to acquire the remaining 51% interest in Cia Minera. At present the Company holds a 49% equity interest and several other venders own the other 51%. In addition, 4 core mineral claims are subject to a lease agreement under which royalties are paid. Management has spent the larger portion of the year negotiating a purchase transaction with both families. In the last quarter, the vendors of the 51% entered into a Letter of Intent committing to sell their interest to Avino subject to certain terms and conditions. The company continues to negotiate with the royalties holders.

Under the terms of the letter of Intent dated November 3, 2003 the vendors agreed to sell to Avino there 51% interest in Cia Minera in consideration of 4,000,000 common shares in Avino. The agreement was subject to Avino completing due diligence, including an audit of Cia Minera and an independent technical report supporting the transaction, which was completed subsequent to the fiscal year. Once the Report is accepted by the Exchange, it will be made available to the public. Since, to the Company’s knowledge, none of the vendors act jointly or in concert or as a group, there will be no change in the effective control of the Company as a result of this transaction. At the report date, the Company has made application to the TSX Venture Exchange seeking approval of this transaction.

A Japanese corporation that operates a smelter in Japan has made several site visits to the Avino Mine and has expressed a serious interest in investing in Avino once Avino has secured a purchase agreement and a production decision has been made, in exchange for a long term sales contract for the concentrates produced from the Mine.

The lessor, which owns the royalty on the property, has claimed royalties in the amount of $3,770,000. Cia Minera has accrued $807,000 and has paid an additional $244,000 into trust on account of the royalties owing for past mineral production. Avino has been in discussions with the lessor to settle for 25% of the book value based on the fact that the Mine has not operated since shut down in 2001 and it may not re-open if a settlement is not reached.

Olympic-Kelvin Property

In the forth quarter the Company completed a 4 hole Diamond Drill program on it’s Olympic-Kelvin Property. The program centered on the Margarita Zone.

The three holes drilled to test the Margarita Zone 04-0k-01, 04-0k-03 did not reach their target depths. These holes were lost at 57.6 metres, 15.1 metres and 61.0 metres. Before 04-0k-03 was lost it encountered a parallel zone approximately 30 metres Southwest of the Margarita Zone. The new zone assayed 4.32 grams per ton over a 2.8 metre intersection. The New Zone adds significantly to the exploration potential of the property.

The Company believes it may be possible to drill the Margarita Zone from the opposite direction off the Gray Rock Road and is planning further drilling.

A fourth hole, 04-0k-04, was drilled 154 metres under the Enigma Zone. This hole returned highly anomalous gold values to 0.38 grams per tonne. Detailed geological mapping and geochemical sampling has been recommended.

Results from a previous trenching and drilling program for DDH Hole OLY 88-4 returned 24g/t gold over 0.85 meters ( 0.773 OPT over 2.8’ ) within a much wider intersection of 8.2 g/t over 3.48 metres ( 0.264 OPT over 11.48’ ). The true width of this zone is estimated to be 1.47 meters. Seventy-five metres to the Northwest, DDH OLY 88-6 returned 4.26 g/t Au over 1.30 metres ( 0.137 OPT over 4.4’ ).

With the current exploation program and with positive results and the re-opening of Bralorne Pioneer Gold Mines materials can then be shipped for processing to the Mill.

Results of Operations

The Company reported a net loss for the fiscal year ended January 31, 2004 of $(445,591) or $0.06 per share compared to $186,991 or $0.03 for the fiscal year ended January 31, 2003. The Company has no revenues but recorded interest income of $8,290 in 2004. There were no write-offs or write-downs in 2004. In 2003 the Company recorded a loss on the sale of the Joint Venture interest of $40,097.

The Company charged to operations $122,444 which was incurred during the due diligence review of Cia Mineral as discussed above. In addition, the Company charged $40,770 (2003: $22,600) to operations in accordance with the CICA Handbook Section 3870 where the fair value of stock options granted to non-employees is accounted for and expensed, in this case the charge relates to 150,000 options granted to non-employees.

The Company capitalized $20,100 (2003: $4,000) to Mineral Property Interests relating to Olympic-Kelvin, Aumax property, and the Eagle property.

The Company raised $3,227,953, (2003: $195,000) net of issuance costs of $220,225, by the issuance of 3,151,250 units (common shares plus warrants); 319,000 common shares on the exercise of stock options; and 211,000 common shares on the exercise of warrants.

Related Party Transactions

Consulting fees of $37,500 (2003 - $52,447) were paid to two private companies owned by directors of the Company for consulting fees.

The Company entered into a cost sharing agreement dated October 1, 1997 to reimburse a company under common control for 20% of its overhead expenses, to reimburse 100% of its out of pocket expenses incurred on behalf of the Company and to pay a 10% fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one months notice by either party. During the year, a total of $86,159 (2003 - $29,355) was charged to operations in relation to the cost sharing agreement referred above. Included in the accounts payable is an amount of $258,336 (2003: 258,639) is due to Oniva for expenses paid on behalf of the Company. The Company is negotiating with Oniva to settle this debt by the issuance of common shares.

The Company has entered into an agreement, dated August 23, 2003, to receive accounting and administrative services at a rate of $1,800 per month with a private company owned by an Officer of the Company. The agreement is for an initial term of one year and will be renewed at the end of its term or renewal term for further successive annual terms until such time that either party has given notice of termination in writing at least thirty days prior to the end of a term.

Selected Annual Information

The following are highlights of financial data on the Company for the most recently completed three financial years:

	Jan. 31, 2004	Jan. 31, 2003	Jan. 31, 2002
Loss before extraordinary items	$323,147	$146,894	$363,415
Net Loss	$445,591	$186,991	$3,290,582
Loss Per Share	$0.06	$0.03	$0.68
Total Assets	$3,522,548	$814,546	$2,239,468
Total Liabilities	$305,710	$380,070	$2,032,601
Working Capital (deficiency)	$2,561,619	$(196,610)	$(228,890)

Administrative expenses increased from $124,491 for fiscal 2003 to $286,179 in the 2004 fiscal year. The Company two private placements in the year raising approximately $3,227,953 compared to the previous year of $195,000 and incurred $122,444 in research and due diligence of Cia Minera, and carried out a small exploration program. Under normal circumstances when a company’s financing and investigating activities increase, expenses tend to increase due to the need for more support staff, regulatory fees for filing corporate documentation, and professional fees for legal and accounting advise. The Company incurred $39,156 in travel expenses in the year compared to $4,840 in 2003. The increase was due to traveling to Mexico several times in connection with Cia Minera, and the cost to participate in investment conferences. The Company took a more aggressive approach to investor awareness this year by attending several conferences. When a company seeks financing, it is usually necessary to take a more aggressive approach to investor awareness

Summary of Quarterly Results

	2004	2003	2003	2003	2003	2002	2002	2002
Period ended	Jan. 31 Q4	Apr. 30 Q1	Jul 30 Q2	Oct. 30 Q3	Jan. 31 Q4	Apr. 30 Q1	Jul. 30 Q2	Oct. 30 Q3
Total Revenue	-	-	-	-	-	-	-	-
Income (loss) before extraordinary items	$44,858	$37,166	$64,596	$176,527	$5,598	$36,486	$39,023	$76,983
Basic per Share	$0.01	$0.01	$0.01	$0.02	$0.03	$0.01	$0.01	$0.01
Net Income (loss)	$167,302	$37,166	$64,596	$176,527	$34,499	$36,486	$39,023	$76,983
Basic per Share	$0.02	$0.01	$0.01	$0.02	$0.03	$0.01	$0.01	$0.01

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a resource property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital to acquire and explore resource properties. At January 31, 2004 the Company has working capital of $2,561,619. The Company feels it has sufficient working capital to meet its current obligations and operating expenses, however, if the Company should proceed with the acquisition of Cia Minera it will need to refinance.

Investor Relations

The Company does not have a formal investor relations contract with any party.

Competition

The resource industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized resource companies, independent resource companies and other companies having financial and other resources far greater than those of the Company, thus a degree of competition exists between those engaged in the resource industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive resource properties.

Risks

Mineral exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

Subsequent Events

Subsequent to January 31, 2004, 491,500 warrants were exercised at a price of $0.52; 20,000 stock options at $0.58 and 117,000 stock options at $1.20.

6

Disclosure for Venture Issuers without Significant Revenue

	Year Ended Jan. 31, 2004	Year Ended Jan. 31, 2003	Year Ended Jan. 31, 2002
Capitalized exploration and development costs	$20,100	-	$28,067
Expensed research & development costs	$122,444	-	$1,664,905
Deferred development costs	-	-	-
General & Administration costs	$286,179	$124,491	$364,610
Material costs, whether capitalized, deferred or expensed, not referred to in above	$159,412	$62,500	$2,925,972

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.